BUSINESS WIRE 40 EAST 52ND STREET NEW YORK, NY 10022	DIRECT LINE NUMBER (212) 752-9600

FOR IMMEDIATE RELEASE

BNY MELLON ALCENTRA GLOBAL MULTI-STRATEGY CREDIT FUND, INC.
ANNOUNCES FINAL RESULTS OF QUARTERLY TENDER OFFER

NEW YORK, NY, May 16, 2025 — BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the "Fund") today announced the final results of its quarterly tender offer (the "Tender Offer") for up to 2.5% of the Fund's issued and outstanding shares of common stock (the "Shares").

The Tender Offer, which expired at 5:00 p.m. Eastern time on May 15, 2025, was oversubscribed.

Therefore, in accordance with the terms and conditions of the Tender Offer, the Fund will purchase Shares from all tendering shareholders on a pro rata basis, after disregarding fractions and after accepting all shares for repurchase from shareholders who own less than 100 shares and who tendered all of their shares, based on the number of Shares properly tendered ("Pro-Ration Factor"). The final results of the Tender Offer are provided in the table below.

Number of Shares Tendered	Number of Tendered Shares to Be Purchased	Pro-Ration Factor	Purchase Price*
386,875	42,047	0.105390	$86.91

*Purchase Price is equal to 100% of the Fund's net asset value per Share as of March 31, 2025.

If you have questions about the Tender Offer and hold Shares through a broker or other nominee holder, you can call your broker or other nominee holder directly. You may also call Georgeson LLC ("Georgeson"), the Fund's Tender Offer information agent, toll free at (877) 278-9670, with any questions.

The terms and conditions of the Tender Offer were set forth in the Fund's Offer to Purchase, the related Letter of Transmittal and other related documents. The Fund filed with the Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO and related exhibits, including an Offer to Purchase, a related Letter of Transmittal and other related documents (the "Offer Documents"). Shareholders may obtain copies of the Offer Documents, without charge, by contacting Georgeson toll free at (877) 278-9670. Shareholders can also obtain the Offer Documents free of charge on the SEC's website at www.sec.gov.

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The Fund has a limited term of approximately six years from the date it commenced operations. Accordingly, the Fund is scheduled to terminate at the close of business on or around August 29, 2025, the sixth anniversary of the closing date of the Fund's initial public offering (the "Termination Date"). The Fund's Board of Directors may, however, in its sole discretion and without shareholder approval, extend the Termination Date by up to one year to a date on or before August 30, 2026. Consequently, unless the Board determines to extend the Termination Date, this Offer was the final quarterly tender offer conducted by the Fund.

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BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. is a diversified, closed-end management investment company. BNY Mellon Investment Adviser, Inc., the investment adviser for the Fund, is part of BNY Investments. BNY Investments is one of the world’s largest asset managers, with $2.0 trillion in assets under management as of March 31, 2025. Through a client-first approach, BNY Investments brings investors specialist expertise through its seven investment firms offering solutions across every major asset class and backed by the breadth and scale of BNY. Additional information on BNY Investments is available on www.bny.com/investments. Follow us on LinkedIn for the latest company news and activity.

BNY Investments is a division of BNY, which has $53.1 trillion in assets under custody and/or administration as of March 31, 2025. Established in 1784, BNY is America's oldest bank. Today, BNY powers capital markets around the world through comprehensive solutions that help clients manage and service their financial assets throughout the investment life cycle. BNY is the corporate brand of The Bank of New York Mellon Corporation (NYSE: BK). Additional information is available on www.bny.com. Follow us on LinkedIn or visit our newsroom for the latest company news.

BNY Investments' website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate the website in this release.

The Fund's investment returns and principal values will fluctuate so that an investor's shares may be worth more or less than the original cost. There is no assurance that the Fund will achieve its investment objective.

For Press Inquiries: BNY Mellon Investment Adviser, Inc. Jessica Greaney jessica.greaney@bny.com Taylor Ventrice taylor.ventrice@bny.com	For Other Inquiries: BNY Mellon Securities Corporation The National Marketing Desk 240 Greenwich Street New York, New York 10286 1-800-334-6899